CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, D.C. PARIS BRUSSELS LONDON FRANKFURT COLOGNE MOSCOW	One Liberty Plaza New York, NY 10006-1470 T: +1 212 225 2000 F: +1 212 225 3999 clearygottlieb.com D: +852 2532 3783 szhao@cgsh.com	ROME MILAN HONG KONG BEIJING BUENOS AIRES SÃO PAULO ABU DHABI SEOUL

December 1, 2017

VIA EDGAR AND OVERNIGHT COURIER

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	iClick Interactive Asia Group Limited Amendment No. 2 to Registration Statement on Form F-1 (File No.: 333-221034 ) CIK No. 0001697818

Dear Ms. Jacobs:

On behalf of our client, iClick Interactive Asia Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate the review by the staff of the Commission (the “Staff”), we have separately delivered to the Staff today four courtesy copies of the Registration Statement, marked to show changes to the amendment No. 1 to registration statement on Form F-1 publicly filed with the Commission on November 22, 2017, and two copies of the filed exhibits.

The Company respectfully advises the Staff that it expects to commence the marketing activities in connection with the offering shortly after the date hereof. The Company expects to request effectiveness of the Registration Statement on December 14, 2017 and will file the joint acceleration requests before then. The Company would greatly appreciate the Staff’s continuing support and assistance.

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Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Securities and Exchange Commission

December 1, 2017

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Sammy Hsieh, Chairman and Chief Executive Officer, iClick Interactive Asia Group Limited

Jill Jiao, Chief Financial Officer, iClick Interactive Asia Group Limited

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Wilson Chow, Partner, PricewaterhouseCoopers